

Westport to Issue Q1 2024 Financial Results on May 8, 2024

April 23, 2024

VANCOUVER - Westport Fuel Systems Inc. (TSX: WPRT / Nasdaq: WPRT) ("Westport" or "The Company") announces that the Company will release financial results for the first quarter of 2024 on Wednesday, May 8, 2024, after market close. A conference call and webcast to discuss the financial results and other corporate developments will be held on Thursday, May 9, 2024.

Time: 10:00 a.m. ET (7:00 a.m. PT)
Dial-in: 1-416-764-8688 or toll-free at 1-888-390-0546
Webcast: https://investors.wfsinc.com

To join the conference call without operator assistance, callers may register up to 60 minutes before the event and enter their phone number through this RapidConnect URL: https://emportal.ink/3J0pxVV and receive an instant automated call back.

To access the conference call replay, please dial 1-888-390-0541 (Canada & USA toll-free) or 1-416-764-8677 using the passcode 945554#. The replay will be available until May 23, 2024. The webcast will be archived on Westport's website and a replay will be available.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:

Investor Relations
T: +1 604-718-2046

E: invest@wfsinc.com